UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
MERIDIAN BIOSCIENCE, INC.
(Exact name of the registrant as specified in its charter)

Ohio	0-14902	31-0888197
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3471 River Hills Drive, Cincinnati, Ohio	45244
(Address of principal executive offices)	(Zip Code)

Melissa A. Lueke	(513) 271-3700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form  is  being  filed, and  provide  the  period  to  which  the  information  in  this form applies:

  X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________________.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Meridian Bioscience, Inc. ("Meridian" or the "Company") evaluated its products during the year ended December  31, 2015  and  determined  that  certain  products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, Meridian has filed a Conflict Minerals Report ("CMR"). A copy of Meridian's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. Copies of Meridian's Form SD and CMR are also available at the Meridian corporate website:  www.meridianbioscience.com.

SECTION 2. EXHIBITS

Item 2.01        Exhibits

Exhibit 1.01        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MERIDIAN BIOSCIENCE, INC.

Date: May 27, 2016	By: /s/ Melissa A. Lueke
Melissa A. Lueke
Executive Vice President and Chief Financial Officer